FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 13, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS Launches MTS Money Wallet, Unique Service to Combine All Payment Solutions

February 13, 2017

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” or the “Company” — NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, launches MTS Money Wallet, that enables users to get an easy “one-click” access to MTS’s financial services and be rewarded with bonuses and loyalty points. The new service combines all payments tools on one platform - electronic wallet, bank cards, and customers’ mobile account balances. Not just a payment system, MTS Money Wallet is a hub for all of MTS’s financial services.

Vasyl Latsanych, Vice President for Strategy and Marketing at MTS, believes the launch of MTS Money Wallet marks the transformation of the smartphone into a functional and versatile financial tool. “Today we are entering into a new era of mobile and financial services. We created the unified ecosystem, which would become a convenient, transparent, and secure alternative for cash and bank cards. The initial functions included in the service only mark the beginning of our journey. We will combine all possible payment solutions with leading loyalty programs. We believe that cash and cards will become redundant in near future. All we’ll need for comfortable communications and financial management is a smartphone”.

MTS clients got an option to make payments and money transfers from the e-wallet through a smartphone or MTS website.  There is no need to open a bank account or issue a bank card. Users are able to access the MTS Money Wallet through the iOS and Android apps or the MTS Money Wallet website (www.dengi.mts.ru).  The service is available for both individuals and businesses.

Once signed up to the service, MTS Money Wallet customers will have access to their platform, where they can add payment cards to their wallet. Customers will then be able to make purchases online and transfer funds from MTS Money Wallet without having to re-enter their bank details each time. The user-friendly interface also makes it quick and easy to check wallet balances. The issuer of electronic money is MTS Bank.

All MTS Money Wallet users are automatically enrolled onto the MTS Bonus program, which offers loyalty points and access to exclusive offers and discounts.

The service will be updated every month taking into account feedback from customers. Users can email their feedback to feedback.dengi@mts.ru.

Extra advantages of MTS Money Wallet:

•                  CONVIENIENT MONEY TRANSFERS: the user can simply indicate the phone number of the money recipient and choose the account (either mobile account balances or MTS e-wallet)

•                  SIMPLIFIED IDENTIFICATION AND INCREASED LIMITS ON TRANSACTIONS: MTS subscribers are identified automatically and get an immediate access to money transfers and payments on websites of foreign companies with the limits for a single transaction up to 60,000 rubles or 200,000 robles (for customers of MTS Bank)

MTS Money Wallet will be enhanced with the following functions during 2017:

•                  SERVICE AVAILABILITY FOR ALL CLIENTS: both MTS and non-MTS customers will be able to use all the functions of the service except payments through mobile account balances

•                  PUBLIC TRANSPORT AND STORES: contactless payments through either the app or USSD/SMS.

•                  MTS MONEY BUTTON on online merchants to allow one-click purchases from devices connected to the service.

•                  INTEGRATION OF MTS MONEY INTO MOBILE BANKING: clients of MTS Bank will be able to   monitor their bank cards, make money transfer, and get bank products

•                  MIGRATION OF ‘EASY PAYMENT’ CUSTOMERS to MTS Money Wallet.

MTS Money Wallet has evolved from the MTS Money app, which launched in August 2016 and allowed customers to make in-store contactless payments. The service is developed in partnership with MTS Bank and Runet Business Systems.

***

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia and the CIS.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: February 13, 2017